Exhibit 99.1

FORTIVE TO ACQUIRE LANDAUER FOR $67.25 PER SHARE, OR APPROXIMATELY $770 MILLION

EVERETT, Washington—(BUSINESS WIRE)—Fortive Corporation (NYSE: FTV) announced today that it has entered into a definitive merger agreement with Landauer (NYSE: LDR), pursuant to which Fortive will acquire Landauer by making a cash tender offer to acquire all of the outstanding shares of Landauer’s common stock for $67.25 per share, for a total enterprise value of approximately $770 million including assumed indebtedness and net of acquired cash.

Landauer is a leading global provider of subscription-based technical and analytical services to determine occupational and environmental radiation exposure, as well as a leading domestic provider of outsourced medical physics services. Headquartered in Glenwood, Illinois, Landauer generated annual revenues of $143 million in 2016, and greater than 80% of these revenues were considered by Landauer to be recurring. Upon closing of the acquisition, Landauer will become part of Fortive’s Field Solutions platform (comprising Fluke, Qualitrol and Industrial Scientific) within Fortive’s Professional Instrumentation segment. Fortive completed the previously-announced acquisition of Industrial Scientific on August 25, 2017.

James A. Lico, Fortive’s President and Chief Executive Officer, stated, “As a recognized leader in personal and environmental radiation measurement and monitoring and outsourced medical physics services, Landauer is expected to strengthen our safety-as-a-service position and improve our recurring revenue, growth and margin profile.”

Lico continued, “Through application of the Fortive Business System, we believe that we will drive both accelerated growth and synergies within our Field Solutions Platform. We look forward to welcoming the Landauer team to Fortive.”

The acquisition has been unanimously approved by the Board of Directors of each company, and the Landauer Board of Directors has unanimously recommended that Landauer shareholders tender their shares into the offer. The offer is subject to customary conditions, including, among others, the tender of a majority of the outstanding shares into the offer (on a fully diluted basis) and receipt of applicable regulatory approvals. A certain stockholder representing approximately 5% of Landauer’s outstanding shares has indicated they intend to tender their shares into the offer. The transaction is expected to be completed by the end of 2017.

Fortive expects to finance the transaction with available cash and credit.

ABOUT FORTIVE

Fortive is a diversified industrial growth company comprised of Professional Instrumentation and Industrial Technologies businesses that are recognized leaders in attractive markets. With 2016 revenues of $6.2 billion, Fortive’s well-known brands hold leading positions in field instrumentation, transportation, sensing, product realization, automation and specialty, and franchise distribution. Fortive is headquartered in Everett, Washington and employs a team of more than 24,000 research and development, manufacturing, sales, distribution, service and administrative employees in more than 40 countries around the world. With a culture rooted in continuous improvement, the core of our company’s operating model is the Fortive Business System. For more information please visit: www.fortive.com.

NOTICE TO INVESTORS

This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for the outstanding shares of Landauer common stock described in this press release has not yet commenced. At the time the planned offer is commenced an indirect, wholly-owned subsidiary of Fortive will file a tender offer statement on Schedule TO with the Securities and Exchange Commission and Landauer will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the planned offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials will be made available to Landauer stockholders at no expense to them. In addition, all of those materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s Web site: www.sec.gov.

FORWARD-LOOKING STATEMENTS

Statements in this release that are not strictly historical, including the statements regarding including statements regarding the proposed acquisition of Landauer, the expected timetable for completing the transaction, the planned integration of Landauer into Fortive’s Field Solutions platform, and any other statements identified by their use of words like “expect,” “believe,” or other words of similar meaning are “forward-looking” statements within the meaning of the federal securities laws. There are a number of important factors that could cause actual events to differ materially from those suggested or indicated by such forward-looking statements and you should not place undue reliance on any such forward-looking statements. These factors include, among other things: general economic conditions and conditions affecting the industries in which Fortive and Landauer operate, the uncertainty of regulatory approvals; the parties’ ability to satisfy the tender offer and merger agreement conditions and consummate the transaction; the ability to realize anticipated growth, synergies and cost savings; and Fortive’s ability to successfully integrate Landauer’s operations and employees with Fortive’s existing business. Additional information regarding these and other factors that may cause actual results to differ materially from these forward-looking statements is available in our SEC filings, including our Annual Report on Form 10-K for the year ended December 31, 2016, as well as Landauer’s SEC filings, including Landauer’s Annual Report on Form 10-K for the year ended September 30, 2016. These forward-looking statements speak only as of the date of this release, and Fortive does not assume any obligation to update or revise any forward-looking statement, whether as a result of new information, future events and developments or otherwise.

Contact:

Fortive Corporation

Lisa Curran, 425-446-5000

Vice President Investor Relations

6920 Seaway Boulevard, Everett, WA 98203